EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

(a) Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2005, 2006 and 2007.

	Shares of Common Stock	Weighted Shares Outstanding
January 1, 2005 to December 31, 2005	10,812	10,812
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	6	4
Shares issued under Employee Stock Plan	1	1
Shares issued to Laurus Master Fund, Inc.	823	414
Total	11,642	11,231
January 1, 2006 to December 31, 2006	11,642	11,642
Shares issued on exercise of stock options	77	57
Shares issued under Directors Stock Plan	8	5
Shares issued in connection with purchase of the assets of Airdesk, Inc.	648	641
Shares held in escrow in connection with purchase of the assets of Airdesk, Inc.	(300)	(297)
Shares issued to Laurus Master Fund, Inc.	885	454
Total	12,960	12,502
January 1, 2007 to December 31, 2007	12,960	12,960
Shares issued on exercise of stock options	134	100
Shares issued under Directors Stock Plan	6	1
Shares issued in connection with purchase of the assets of Airdesk, Inc.	100	75
Shares issued in connection with purchase of the assets of Orbit One, Inc.	320	1
Total	13,520	13,137

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2005, 2006 and 2007.

	2005	2006	2007
Net earnings	$593	$4,103	$440
Weighted average number of shares of common stock outstanding	11,231	12,502	13,137
Basic earnings per share	$0.05	$0.33	$0.03
Diluted earnings per share	$0.05	$0.32	$0.03